Exxon Mobil Corporation

Richard E. Gutman

5959 Las Colinas Boulevard

Assistant General Counsel

Irving, TX 75039-2298

972 444 1480 Telephone

972 444 1432 Facsimile

richard.e.gutman@exxonmobil.com

ExxonMobil

July 14, 2006

Ms. Cecilia D. Blye, Chief

Securities and Exchange Commission

Division of Corporation Finance

Office of Global Risk Management

100 F Street, N. E.

Washington, D. C. 20549

Re:

Exxon Mobil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2004

Filed February 28, 2005

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed February 28, 2006

File No. 1-2256

Dear Ms. Blye:

On behalf of Exxon Mobil Corporation and its affiliated companies ("ExxonMobil"), please find enclosed our responses to your questions regarding the above filings set forth in your letter of May 4, 2006.  Our responses are numbered to correspond to the numbered comments in your letter.

If you desire a clarification of any or our responses, please contact me at my address or number above.

Very truly yours,

/s/  RICHARD E. GUTMAN

---------------------------------------

Richard E. Gutman

REG/vgp

Attachment

c:

Mr. James Lopez

Securities and Exchange Commission

Ms. Cecilia D. Blye

July 14, 2006

Exxon Mobil Corporation's Response to the

SEC Letter of May 4, 2006

December 31, 2004 Form 10-K

December 31, 2005 Form 10-K

1.

We note your discussion of sales of chemicals by your joint venture, Infineum, into Iran and Syria, countries identified as state sponsors of terrorism and subject to economic sanctions imposed in part as a result of their pursuit of weapons of mass destruction.  Please advise us whether the sales were to the governments of those countries, or to entities owned or controlled by those governments.  Advise us also whether, to the best of your knowledge, understanding and belief, the chemicals sold into Iran and Syria by Infineum have military application, including potential use in the production of conventional, chemical or other weapons.

With respect to Iran, all but one of the customers of Infineum were private entities to the best of our knowledge. The exception was a customer which is wholly-owned by the Iranian National Oil Company. With respect to Syria, all of the customers were private entities to the best of our knowledge. Infineum sales were fuel and lubricant additives developed for use in internal combustion engines. To the best of our knowledge the additives sold to entities in Iran and Syria were blended into fuels and lubricants used in motor vehicles. Infineum is not aware of these additives having been used in military applications.  All of these sales were legal under the applicable U. S. laws and regulations.

2.

We note also your discussion of ExxonMobil Sales and Supply Corporation's purchases of Syrian crude from independent third parties on a spot basis between 2003 and 2005.  Please advise us of the terms of your spot purchases; the timing, to the best of your knowledge, of the exchange of funds and delivery of oil between the initial seller and your counterparty; the annual dollar amounts paid by EMS&S from 2003 through 2005; and whether your counterparties acquired oil directly from the Syrian government or entities controlled by the Syrian government.

The key commercial terms of EMS&S's spot purchases of Syrian crude from independent third parties during 2003-2005 are shown on the attached spreadsheet together with the total dollar amounts of such purchases for each year.  These transactions were normal spot purchases of crude oil.  During the time in question, and continuing to the present, it was and is legal under the applicable U.S. laws and regulations for U.S. companies to purchase Syrian crude oil, either indirectly through third parties or directly from the Syrian government or the government-controlled Syrian Petroleum Company ("Sytrol").

We have no information on the timing of the exchange of funds between our counterparties and their initial sellers.  Except as noted below, our counterparties may have acquired the oil directly from Sytrol, but we cannot be sure of that from the documentation we have; nor can we be sure of the timing of the delivery of the oil between our counterparties and their initial sellers.  For four of the transactions set forth on the attached spreadsheet, we have the information indicated in footnotes 4 and 5 to the spreadsheet.

Syrian Crude -- Third-Party Purchases by ExxonMobil Sales and Supply Corporation for 2003, 2004 & 2005

Contract Number	Delivery Terms (1)	Syrian Load Port (2)	Vessel	Title Transfer Date	Seller Name	Crude Type (3)	Quantity (thousands of barrels)	Amount (millions of U.S. dollars)

2003
648006-1-10	FOB	BAN	MINERVA ASTRA	3/22/03	API OIL LIMITED BERMUDA	SL	611.7	15.7
648006-2-1	FOB	TAR	ATHENS 2004	6/28/03	API OIL LIMITED BERMUDA	SOU	577.0	13.9
648006-1-12	FOB	BAN	HAMANE SPIRIT	7/29/03	API OIL LIMITED BERMUDA	SL	627.2	16.6
658546-1-1	FOB	BAN	MINERVA ASTRA	9/21/03	API OIL LIMITED BERMUDA	SL	626.3	17.0
661322-1-1	DES	BAN	ZRINSKI	11/8/03	ARCADIA PETROLEUM LTD.	SL	604.4	16.3
650119-1-1	FOB	BAN	GENMAR GABRIEL	1/17/03	ELF TRADING SA GENEVA	SL	310.1	9.6
650119-1-2	FOB	TAR	GENMAR GABRIEL	1/20/03	ELF TRADING SA GENEVA	SOU	279.5	7.1
651368-1-1	FOB	BAN	MAGNITUDE	3/12/03	ELF TRADING SA GENEVA	SL	609.6	16.0
651413-1-1	FOB	TAR	MINERVA MAYA	3/22/03	ELF TRADING SA GENEVA	SOU	580.3	12.3
656222-1-1	FOB	BAN	ATHENS 2004	7/16/03	GALAXY ENERGY INTERNATIONAL LTD	SL	611.9	16.2
660984-1-2	DES	TAR	TRIDENT HOPE	11/27/03	J & S TRADING CO LTD	SOU	180.2	4.4
660984-1-1	DES	BAN	TRIDENT HOPE	11/27/03	J & S TRADING CO LTD	SL	421.3	11.6
648385-1-1	DES	BAN	GELIBOLU	1/3/03	REPSOL YPF TRADING Y TRANSPORTE S.A.	SL	628.1	19.5
651359-1-1	FOB	BAN	MINERVA ZENIA	3/23/03	REPSOL YPF TRADING Y TRANSPORTE S.A.	SL	608.4	16.0
653554-1-1	DES	BAN	SINTRA	5/7/03	REPSOL YPF TRADING Y TRANSPORTE S.A.	SL	553.4	12.5
661370-1-1	DES	BAN	FRAMURA	12/2/03	REPSOL YPF TRADING Y TRANSPORTE S.A.	SL	616.8	17.3
647918-1-8	DES	BAN	ZRINSKI	2/28/03	SARAS S.P.A. RAFFINE	SL	610.1	19.0
653919-1-2	DES	TAR	ZRINSKI	5/12/03	SARAS S.P.A. RAFFINE	SOU	280.2	6.0
653919-1-1	DES	BAN	ZRINSKI	5/12/03	SARAS S.P.A. RAFFINE	SL	305.2	7.2
647918-1-9	DES	BAN	SILBA	6/11/03	SARAS S.P.A. RAFFINE	SL	605.5	16.4
647918-1-10	DES	BAN	KORNATI	9/1/03	SARAS S.P.A. RAFFINE	SL	612.1	17.4
662463-1-1	DES	BAN	FRAMURA	12/17/03	SARAS S.P.A. RAFFINE	SL	618.2	18.5
649888-1-1	DES	BAN	HAMANE SPIRIT	1/24/03	SINOCHEM INTERNATIONAL OIL CO LTD	SL	605.4	18.5
654368-1-1	DES	BAN	EAGLE CORONA	6/3/03	SINOCHEM INTERNATIONAL OIL CO LTD	SL	609.8	16.2
659443-1-1	FOB	BAN	SARPEN	9/26/03	TOTSA TOTAL OIL TRADING SA	SL	617.6	17.3
					Year Total		13,310.2	358.4

2004
7885804	FOB	BAN	MINERVA ALEXANDRA	5/3/04	APIOIL LTD	SL	602.6	21.5
7897303	FOB	TAR	MINERVA LIBRA	5/30/04	APIOIL LTD	SOU	580.7	17.1
7912202	FOB	BAN	MINERVA MAYA	7/17/04	APIOIL LTD	SL	602.7	22.8
7933702	FOB	TAR	STENA NATALITA	8/3/04	APIOIL LTD	SOU	576.9	18.5
7945800	FOB	BAN	ANIA	9/9/04	APIOIL LTD	SL	625.7	24.6
7953302	FOB	BAN	MINERVA ZOE	9/28/04	APIOIL LTD	SL	623.5	28.0
7819800	DES	BAN	MINERVA ASTRA	1/3/04	ARCADIA PETROLEUM LTD	SL	228.7	7.0
7819800	DES	BAN	MINERVA ASTRA	1/5/04	ARCADIA PETROLEUM LTD	SL	382.9	11.7
7865602 (4)	DES	BAN	ALDEBARAN	4/15/04	ARCADIA PETROLEUM LTD	SL	596.5	19.0
7945801	DES	BAN	SEALOYALTY	9/18/04	ARCADIA PETROLEUM LTD	SL	624.5	28.4
7972600	FOB	BAN	ELIANE	10/28/04	ARCADIA PETROLEUM LTD	SL	626.3	25.6
7991900	FOB	TAR	MINERVA IRIS	11/30/04	ARCADIA PETROLEUM LTD	SOU	286.0	6.0
7991900	FOB	BAN	MINERVA IRIS	12/1/04	ARCADIA PETROLEUM LTD	SL	312.0	10.0
7906505	DES	BAN	BRITISH WILLOW	7/11/04	BP OIL INTERNATIONAL LTD	SL	598.4	21.2
7864100	DES	BAN	SILBA	3/24/04	CONOCOPHILLIPS GERMANY GMBH	SL	597.6	19.8
7859602	DES	BAN	MOSS	3/29/04	J&S TRADING CO LTD	SL	595.1	18.3
7936005	DES	TAR	MINERVA EMMA	8/16/04	J&S TRADING CO LTD	SOU	577.1	19.8
7300220	CFR	BAN	SEAQUEEN	12/29/04	REPSOL YPF TRADING Y	SL	626.0	23.5
7959704	DES	BAN	ASTRO SATURN	10/7/04	TOTAL INTERNATIONAL LTD	SL	625.4	28.3
7824102	FOB	BAN	SERENITY	2/3/04	TOTSA TOTAL OIL TRADING SA	SL	602.5	17.3
7927200 (5)	FOB	BAN	PARTHENON	7/29/04	TOTSA TOTAL OIL TRADING SA	SL	602.7	24.8
7985204	DES	BAN	KORNATI	11/11/04	TOTSA TOTAL OIL TRADING SA	SL	622.1	22.2
					Year Total		12,116.0	435.3

(1) "FOB" means Free On Board, "DES" means Delivery Ex Ship, and "CFR" means Cost and Freight, all as defined in INCOTERMS.
(2) "BAN" is Banias, "TAR" is Tartous
(3) "SL" is Syrian Light, "SOU" is Souedie
(4) Our documentation indicates that the seller did not acquire the oil directly from Syrian Petroleum Company ("Sytrol"), but it is not clear when the seller took title to the oil.
(5) Our documentation indicates that the respective sellers acquired the oil directly from Sytrol and took title just before transferring title to EMS&S.

Page 1 of 2

Syrian Crude -- Third-Party Purchases by ExxonMobil Sales and Supply Corporation for 2003, 2004 & 2005

Contract Number	Delivery Terms (1)	Syrian Load Port (2)	Vessel	Title Transfer Date	Seller Name	Crude Type (3)	Quantity (thousands of barrels)	Amount (millions of U.S. dollars)

2005
7315200	DES	BAN	SEANOSTRUM	5/11/05	APIOIL LTD	SL	606.9	28.3
7326500	FOB	BAN	ANIA	8/10/05	APIOIL LTD	SL	626.0	39.9
7330700	FOB	BAN	CAPE ANCONA	9/19/05	APIOIL LTD	SL	609.3	35.1
7334840	FOB	BAN	FORWARD BRIDGE	10/21/05	APIOIL LTD	SL	624.6	34.5
7323942	FOB	BAN	MARIA TSAKOS	7/13/05	ARCADIA PETROLEUM LTD	SL	626.5	34.4
7339400	DES	BAN	SANKO BRAVE	11/25/05	ARCADIA PETROLEUM LTD	SL	612.9	31.4
7314862	DES	BAN	KRASNODAR	3/27/05	CONOCOPHILLIPS LTD	SL	630.4	31.3
7316783 (5)	FOB	BAN	FRANKOPAN	5/22/05	ENI SPA	SL	626.0	29.2
7303601	DES	BAN	STAVANGER BAY	1/11/05	ERG RAFFINERIE MEDITERRANEE	SL	617.6	26.3
7343440	DES	BAN	CE-MERAPI	12/10/05	EUROPETROLEUM ENERGY SA	SL	384.8	21.6
7343440	DES	TAR	CE-MERAPI	12/10/05	EUROPETROLEUM ENERGY SA	SOU	266.5	10.8
7317247	DES	BAN	MERBABU	4/13/05	EUROPETROLEUM INC	SL	631.2	29.4
7317248	DES	TAR	CE-MERAPI	5/7/05	EUROPETROLEUM INC	SOU	560.5	19.7
7317662	DES	BAN	PETROVSK	5/11/05	EUROPETROLEUM INC	SL	606.2	27.4
7324362	FOB	BAN	CAPE ANCONA	7/1/05	EUROPETROLEUM INC	SL	622.2	35.6
7331485	DES	BAN	MERBABU	9/15/05	EUROPETROLEUM INC	SL	625.0	36.7
7305707	DES	TAR	ASTRO SATURN	2/16/05	PETRACO OIL CO LTD	SOU	229.0	6.7
7305707	DES	BAN	ASTRO SATURN	2/16/05	PETRACO OIL CO LTD	SL	371.7	15.7
7311965	DES	BAN	GAETANO D`ALESIO	4/14/05	PETRACO OIL CO LTD	SL	373.8	17.5
7311965	DES	TAR	GAETANO D`ALESIO	4/14/05	PETRACO OIL CO LTD	SOU	217.0	7.9
7343387	DES	TAR	MONTE UMBE	12/19/05	PETRACO OIL CO LTD	SOU	562.6	25.0
7313520 (5)	CFR	BAN	GENMAR DEFIANCE	4/17/05	REPSOL YPF TRADING Y	SL	607.5	29.7
7326409	DES	BAN	JAG LEELA	7/27/05	REPSOL YPF TRADING Y	SL	616.5	35.4
7317661	DES	BAN	MANDELO	5/31/05	SINOCHEM INTERNATIONAL OIL	SL	609.5	29.4
7308540	FOB	BAN	ATALANDI	2/22/05	TOTSA TOTAL OIL TRADING SA	SL	624.2	30.1
7316782	FOB	TAR	ANIA	5/19/05	TOTSA TOTAL OIL TRADING SA	SOU	557.8	19.8
7336088	DES	BAN	LIVIA	10/25/05	TOTSA TOTAL OIL TRADING SA	SL	625.3	35.4
7343806	DES	BAN	SCORPIUS	12/23/05	TOTSA TOTAL OIL TRADING SA	SL	609.5	33.5
					Year Total		15,281.1	757.3

(1) "FOB" means Free On Board, "DES" means Delivery Ex Ship, and "CFR" means Cost and Freight, all as defined in INCOTERMS.
(2) "BAN" is Banias, "TAR" is Tartous
(3) "SL" is Syrian Light, "SOU" is Souedie
(4) Our documentation indicates that the seller did not acquire the oil directly from Syrian Petroleum Company ("Sytrol"), but it is not clear when the seller took title to the oil.
(5) Our documentation indicates that the respective sellers acquired the oil directly from Sytrol and took title just before transferring title to EMS&S.

Page 2 of 2